October 18, 2010

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          DNA Brands, Inc.
Your Letter dated September 22, 2010
Form 8-K Filed July 12, 2010
File No. 000-53086

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 1 to the Form 8-K (the “Amendment”), submitted in response to the staff’s written comments of September 22, 2010. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

Form 8-K filed July 12, 2010

Comment No. 1

The Amendment contains additional disclosure concerning the holdings of John Quam. See the initial paragraph under Item 2.01.

Comment No. 2

Fancy Face Promotions, Inc. was a wholly-owned subsidiary of the Company. All operations of the Company were conducted through Fancy Face Promotions, Inc. Contemporaneously with the acquisition of Grass Roots Beverage, Inc. the Board of Directors of the Company determined to dividend its share ownership in Fancy Face Promotions, Inc. to the shareholders of record of Famous Products, Inc. at June 30, 2010. Because the Company did not have an outstanding registration statement or an exemption covering the proposed distribution, all shares were transferred into trust, pending the effectiveness of a registration statement for the distribution. We have been informed that Fancy Face Promotions, Inc. plans to file a registration statement under cover of Form S-1 regarding the proposed distribution. We do not know the timing of the proposed registration statement.

Comment No. 3

We have been advised by former counsel to the Company that the Company elected to not characterize itself as a “shell company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended at the time of the transaction, since the Company had a definite business plan, which it had been pursuing for several years, including active operations and revenues. In discussions with the Staff, we have been repeatedly informed that new regulation regarding shell companies did not modify or change the long-standing policy of the Commission to not regard companies as shell companies as long as they had a specific business plans which they were pursuing. As a result, the Company has filed a Form 8-K and has filed an amended Form 8-K that includes the required audited financial statements.  Additionally, we note that the former management did not check the “shell company” box in its prior reports filed with the Commission and had filed a registration statement pursuant to the 33 Act with the Commission in January 2008.  Based upon information provided by the Company’s former counsel this issue was raised by the staff at that time and was resolved in accordance with the aforesaid response.
However, based upon our prior telephone conversation, the Amendment contains additional disclosure relating to the Company that we believe is consistent with the disclosure required had the Company filed a Form 8-K 12g3-a.

Comment No. 4

Based upon the Company’s current issued and outstanding Common Stock, the shares referenced in your applicable comment represents less than the 5% threshold for required disclosure in the applicable stock ownership table.  As such, it is respectfully submitted that such disclosure is not required.

In addition, please note that the Tandy Letter requested by the staff has previously been filed.

Thank you for your cooperation in this matter.  In the event you wish to discuss any of the responses included above, or relevant to the Amendment please contact the undersigned.

Yours truly,

ANDREW I. TELSEY, P.C.

/s/ Andrew Telsey
Andrew Telsey
For the Firm

cc:	D. Marks, President
DNA Brands, Inc.

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